Filed under Rule 433
File No. 333-203578-01

Final Term Sheet

Arizona Public Service Company

$250,000,000 4.350% Notes due 2045

March 16, 2017

Issuer:	Arizona Public Service Company

Expected Ratings:	A2 /A- /A (Moody’s / S&P / Fitch)
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Trade Date:	March 16, 2017

Settlement Date:	March 21, 2017 (T+3)

Security:	4.350% Notes due 2045 (the “New Notes”), which will be part of the same series of debt securities issued on November 6, 2015 by the Issuer in the amount of $250,000,000 (the “Existing Notes”)

Principal Amount:	$250,000,000

Interest Payment Dates:	May 15 and November 15, commencing May 15, 2017

Maturity Date:	November 15, 2045

Interest Rate:	4.350%

Benchmark Treasury:	2.875% due November 15, 2046

Benchmark Treasury Price / Yield:	94-19+ / 3.156%

Spread to Benchmark Treasury:	+110 basis points

Yield to Maturity:	4.256%

Public Offering Price:	101.529% per note plus accrued interest from and including November 15, 2016 to but excluding the Settlement Date (such accrued interest totaling $3,806,250)

Optional Redemption:	Make-whole call at any time prior to May 15, 2045 at Treasury rate plus 25 basis points, and thereafter, at par

Qualified Reopening:	The offering of the New Notes is expected to qualify as a “qualified reopening” of the Existing Notes under U.S.

Treasury regulations; see “Certain Material United States Federal Income Tax Consequences” in the Preliminary Prospectus Supplement dated March 16, 2017

CUSIP/ISIN:	040555 CT9 / US040555CT91

Joint Book-Running Managers:	BNP Paribas Securities Corp.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
RBC Capital Markets, LLC
U.S. Bancorp Investments, Inc.

Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC
PNC Capital Markets LLC
Academy Securities, Inc.
Drexel Hamilton, LLC

Arizona Public Service Company has filed a registration statement (including a prospectus, as supplemented) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus (as supplemented) in that registration statement and other documents Arizona Public Service Company has filed with the SEC for more complete information about Arizona Public Service Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Arizona Public Service Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. toll-free at (800) 854-5674, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at (800) 294-1322, RBC Capital Markets, LLC toll-free at (866) 375-6829 and U.S. Bancorp Investments, Inc. toll-free at (877) 558-2607.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via email or another communication system.